--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



-------------- ---------------- ---------------- ---------------- ---------------- ------------------
(CHECK ONE):    [X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q    [ ] Form N-SAR
-------------- ---------------- ---------------- ---------------- ---------------- ------------------


For Period Ended: DECEMBER 31, 2006
                  -----------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
================================================================================
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION
Perkins & Marie Callender's Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable
6075 Poplar Avenue, Suite 800
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)
Memphis, Tennessee 38119
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

----------- --------------------------------------------------------------------
            a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
----------- --------------------------------------------------------------------
            b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth;
----------- --------------------------------------------------------------------
            c)  The accountant's statement or other exhibit required by
                Rule 12b-25(c) has been attached if applicable.
----------- --------------------------------------------------------------------

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

In May 2006, The Restaurant Company ("TRC") and Wilshire Restaurant Group, Inc. ("WRG") merged (the "Merger") to form Perkins & Marie Callender's Inc. (the "Company"). Since the Merger, the Company has been reporting the combined results of the two companies since September 21, 2005, the date on which common control was established, and the Company has reported operating results of TRC for periods prior to September 21, 2005. On March 27, 2007, the Company issued a press release in which it disclosed, among other things, that, as a result of a consultation initiated by the Company with the Securities and Exchange Commission, the Company recently determined that WRG should be the reporting entity for periods prior to September 21, 2005. As a result, the Company's fiscal 2005 financial statements for the period prior to September 21, 2005 are being revised to reflect such determination and the Company has retained WRG's former outside auditor to conduct an audit of the Company for the period between September 21, 2005 and December 29, 2005 (the "Stub Period"). The audit work will not be completed in time for the Company to timely file a Form 10-K for the 2006 fiscal year. The Company intends to file the Form 10-K as soon as practicable after the completion of the audit of the Stub Period. This will likely not occur until after the fifteenth calendar day following the prescribed due date of the Form 10-K.

PART IV -- OTHER INFORMATION

     1) Name and telephone number of person to contact in regard to this notification

          James W. Stryker               (800)               877 - 7375
          ---------------------  -------------------  ----------------------
               (Name)                 (Area Code)        (Telephone Number)

     2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ]No

     3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ]No

          Unaudited net loss for the fiscal year ended December 31, 2006 is $9,980,000 compared to an unaudited net loss for the fiscal year ended December 29, 2005 of $15,231,000.

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        PERKINS & MARIE CALLENDER'S INC.
                ------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

-------------------------- -----------------------------------------------------
Date:  APRIL 2, 2007
                               By /s/ James W. Stryker
                                  -------------------------------------
                                       Name:  James W. Stryker
                               Title:  Chief Financial Officer

-------------------------- -----------------------------------------------------

---------------------- ---------------------------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.